EXHIBIT 99.1

Osisko Announces First Gold Pour at the Eagle Gold Mine

MONTREAL, Sept. 18, 2019 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (“Osisko” or the “Company”) (TSX & NYSE: OR) is pleased to announce that Victoria Gold Corp. (“Victoria”) has poured first gold at its Eagle gold mine (“Eagle”) yesterday night following the recently announced completion of construction and transition to operations. Eagle is expected to produce approximately 200,000 ounces of gold annually at an all-in sustaining cost of less than US$750/oz.

Sean Roosen, Chair and CEO of Osisko stated: “Congratulations to the Victoria team, led by John McConnell, for having delivered Canada’s newest gold mine. The Eagle mine will deliver substantial benefits to the government of Yukon, the area’s First Nations communities and other stakeholders. Osisko is also pleased to have one of its accelerator company investments reach production stage.”

Osisko owns a 5% net smelter return (“NSR”) royalty on Eagle (“Eagle Royalty”) which it acquired in April of 2018 as part of a comprehensive C$505 million project financing package that helped launch the construction of the project. The Eagle Royalty will provide Osisko with an average of 10,000 ounces of gold annually over the projected 10-year mine life of Eagle. The Dublin Gulch property also provides excellent growth potential through the addition of the Olive deposit and further exploration.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company that holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko's portfolio is anchored by its 5% NSR royalty on the Canadian Malartic Mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 32.6% interest in Barkerville Gold Mines Ltd., a 16.4% interest in Osisko Mining Inc. and a 19.9% interest in Falco Resources Ltd.

Osisko is a corporation incorporated under the laws of the Province of Québec, with its head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:
Joseph de la Plante Vice President, Corporate Development Tel. (514) 940-0670 jdelaplante@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward‐looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward‐looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. These forward‐looking statements, may involve, but are not limited to, any reference to the expected annual gold production of the Eagle mine, the all-in sustaining cost per ounce, the benefits generated by the Eagle mine and the number of gold ounces to be received by Osisko pursuant to its royalty agreement with Victoria. Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward‐ looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.